

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Jeffrey L. Weaver
President and Chief Executive Officer
SP Bancorp, Inc.
5224 West Plano Parkway
Plano, Texas 75093

> **Re: SP Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2010**
> **File No. 333-167967**

Dear Mr. Weaver:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1
General

1.   Revise to add a "Recent Developments" section to briefly describe your performance during the quarter ended June 30, 2010.

Summary, page 1

2.   Revise the disclosure regarding your plans for the branch office located in the office of one of your former sponsor companies that intends to relocate at the end of 2010 to clarify your intended plans for that branch as described in the footnote to your Properties Table on page 90. In addition, please include as applicable throughout the document discussions of the impact the repurposing of this branch to an administrative office will have on your business strategy and operations.

Risk Factors, page 16

3.   We note your Risk Factor related to the concentration of credit risk due to your history as
        a credit union. Please add a separate Risk Factor that provides a discussion of the risks
        relate to your business due to your unique branching structure as it relates to both to your
        wide ranging geographic locations and the fact that six of your eight branch locations are
        located within corporate facilities of your former sponsor companies.

4.   Revise the Risk Factor related to the sufficiency of the loan loss allowance to quantify the
        allowance, both in dollar terms, and as a percentage of non-performing loans as of
        December 31, 2009 and March 31, 2010. In addition, disclose whether or not these
        measures improved or declined during the quarter ended June 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Implementing a controlled growth strategy and reducing our non-interest expense, page 45

5.   Please clarify your disclosures in the section that reads, "… without significant increases
        in our non-interest expense …" with your disclosures beginning at the bottom of the page
        under the caption "Anticipated Increase in Noninterest Expense."

Business of SharePlus Federal Bank
Market Area, page 65

6.   Revise this section in order to include more details regarding the market areas that impact
        your business operations in Louisville, Kentucky and Irvine, California (similar to the
        information provided regarding the Dallas-Fort Worth Metroplex).

Troubled Debt Restructurings, page 76

7.   Please revise this section to indicate if any of your troubled debt restructurings are
        currently part of your delinquent loan portfolio.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc.   (facsimile only)
      Mr. Robert B. Pomerenk
      Luse Gorman Pomerenk & Schick, P.C.
      (202) 362-2902